UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025.

_____________________

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

1.	Unaudited Interim Condensed Consolidated Financial Statements for the six-month period ended June 30, 2025.

2.	Earnings Release for Q2 2025.

3.	Press release dated August 6, 2025.

Item 1

Millicom International Cellular S.A.

For the six-month period ended June 30, 2025

August 7, 2025

Contents

•	Interim Management Report

•	Responsibility Statement

•	Report on review of interim condensed consolidated financial statements

•	Unaudited Interim Condensed Consolidated Financial Statements

Interim Management Report

Purpose

This half-year report for the six-month period ended June 30, 2025 has been prepared in accordance with the requirements of Article 4 of the Luxembourg Transparency Law of 11 January 2008, and should be read in conjunction with the annual report of Millicom International Cellular S.A. ("Millicom" or "the Company") for the year ended December 31, 2024 (including the consolidated financial statements included therein) and the unaudited interim condensed consolidated financial statements included in this half-year report.

Cautionary statement considering forward-looking statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets;

•	potential disruption due to health crises, including pandemics, epidemics, or other public health emergencies, geopolitical events, armed conflict, and acts by terrorists;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services and alternative technologies;

•	competitive forces, including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the acceleration of cash flow growth, the expansion of our fixed broadband network and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, controls or limits on the purchase of U.S. dollars, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create a new organizational structure for the Tigo Money business and manage it independently to enhance its value;

•	our ability to optimize the utilization and capital structure of our tower assets, and increase our network coverage, capacity and quality of service by focusing capital on other fixed assets;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	cybersecurity threats, a security breach or other significant disruption of our IT systems or those of our business partners, suppliers or customers;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S Securities and Exchange Commission on April 8, 2025 (the "2024 Annual Report"), including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Group performance

Revenue

Group revenue decreased 6.8% ($199 million) year-on-year to $2,746 million in H1 2025. The decrease is largely due to the impact of weaker currencies in Bolivia (as we adopted the amendments to IAS 21), Colombia and Paraguay,.

Equipment, programming and other direct costs

Equipment, programming and other direct costs decreased at a rate of 14.1% ($104 million) year-on-year to $631 million, mainly due to the impact of weaker currencies and lower costs related to government projects in Panama.

Operating expenses

Operating expenses decreased 11.3% ($106 million) year-on-year to $838 million, mainly due to the impact of weaker currencies and the completion of the Group's cost reduction project ("Everest"), implemented in late 2022.

Depreciation and Amortization

Depreciation decreased 6.8% ($32 million) year-on-year to $442 million, mainly driven by foreign exchange impacts and the revision of the estimated useful life of towers and civil works done in H2 2024, partially offset by the 50% depreciation charge coming from our joint-operation (refer to note 4). Amortization expense decreased 6.8% ($11 million) year-on-year to $152 million mainly driven by foreign exchange impacts and to a lesser extent due to the mobile network sharing agreement in Colombia, as we stopped amortizing the related assets held for sale in accordance with IFRS 5 (refer to note 4), prior to their contribution to our joint-operation.

Share of profit in Honduras joint venture

Millicom's share of profit in joint ventures was $26 million in H1 2025, an increase of 4.4% year-on-year reflecting the performance of our joint venture in Honduras.

Other operating income (expenses), net

Other operating income (expenses), net, increased by $56 million year-on-year, mainly due to gains from the Mobile Network sharing agreement in Colombia (refer to note 3).

Financial income/(expense), net

Financial income (expenses), net decreased by $14 million year-on year to $329 million mainly due to lower debt levels and lower bank charges in Bolivia as we adopted amendments to IAS 21, partially offset by the financial income on debt repurchases booked during H2 2024.

Sale of Lati International and Lati Paraguay

Sale of Lati International and Lati Paraguay of $604 million reflects the gain of the partial closing of the sale of LATI International S.A. to SBA and to a lesser extent to the sale of Lati Paraguay to Atis Group (refer to note 3).

Other non-operating (expenses) income, net

Gain from other non-operating items was $9 million in H1 2025 compared to a loss of $16 million in H1 2024 mainly driven by a $6 million reduction in provisions.

Charges for taxes, net

Tax expense was $173 million in H1 2025, increasing from $148 million in H1 2024, mainly due to the effect of higher profitability and the sale of infraestructure.

Net profit/ (loss) for the period

Net profit attributable to the owners of the Company was $869 million or 5.17 per share for H1 2025 compared to a net profit of $170 million or $0.99 per share in H1 2024.

Non-controlling interests share of net profit was $22 million in H1 2025 compared to a net loss of $10 million in H1 2024, reflecting the share of profits/losses of the Group's partners in Tigo Colombia.

Share Capital

At June 30, 2025, Millicom had 169.0 million issued and paid up common shares of par value $1.50 each, following the 3.1 million shares cancellation done at the Extraordinary General Meeting of Shareholders on May 21, 2025 (June 30, 2024: 172.1 million). Out of the 169.0 million issued and paid up common shares, 1,962 thousand were held by the Company as treasury shares (June 30, 2024: 840 thousand). During H1 2025, the Company withheld approximately 273 thousand shares for the settlement of tax obligations on behalf of the employees under the share-based compensation schemes, repurchased 4,216 thousand shares and issued around 1,288 thousand shares to management and directors under the same schemes as part of their annual remuneration.

Shareholder remuneration policy

On 14 January, 2025 Millicom's Board announced the approval of a new shareholder remuneration policy under which it proposes to resume regular cash dividends sustaining or growing cash dividends every year while maintaining a prudent capital structure. Following the above mentioned interim dividend:

1.	On 26 February, 2025 Millicom's Board approved an additional interim dividend, of $0.75/share paid on 15 April 2025.

2.	On May 21, 2025, the Annual General Meeting of shareholders (following Board's proposal) approved, a dividend of $3.00 per share , payable in four equal quarterly installments: 0.75 per share on 15 July, 2025; $0.75 per share on 15 October, 2025: $0.75 per share on 15 January, 2026; and $0.75 per share on 15 April, 2026.

3.	On June 13, 2025, Millicom's Board announced its intention to declare a special cash dividend of $2.50 per share, following the publication of Millicom’s Q2 results, payable in two equal installments of $1.25 per share, on October 15, 2025 and April 15, 2026. See also 'subsequent events' below.

Risks and uncertainty factors

The global macroeconomic environment became more volatile in Q2, and this impacted the Colombian peso and Paraguayan guarani average foreign exchange rates, which depreciated by around 6% during the quarter on a year-on-year basis. In Bolivia, application of Amendment of IAS 21 as of January 1, 2025, has resulted in a foreign exchange rate of 15.49 on average during Q2, representing a devaluation of 55% year-on-year, impacting results during the period. The scarcity of U.S. dollars in the country has also been impacting inflation, which reached 24.0% for the last twelve-month period ended 30 June 2025, up from 10.0% for the full year 2024 and 2.1% for the full year 2023. As a result, we continue to prioritize the implementation of price increases in that market.

The Group continues to monitor the developments of the aforementioned events and their potential impact on performance and accounting considerations.

Financial risk management objectives and policies

Millicom’s financial risk management policies and objectives remain unchanged compared to what the Group presented in Section D. Financial risk management of the 2024 consolidated financial statements (included in Group's 2024 Annual Report).

Internal controls and Governance in the preparation of the consolidated financial statements are set out in the Governance section from pages 126 to 153 in Group's 2024 Annual Report.

Related-Party transactions

Millicom conducts transactions with certain related parties on normal commercial terms and conditions. Related party transactions are subject to the review of the audit and compliance committee of the Company's board of directors. For further details on Millicom Group’s material related parties please refer to note G.5. of the 2024 consolidated financial statements (included in Group's 2024 Annual Report).

Outlook1

Millicom continues to target 2025 EFCF of around $750 million and year-end leverage below 2.5x. These targets reflect full year run-rate savings expected from efficiency measures implemented during 2024 and lower expected restructuring costs in 2025, partially offset by the impact of weaker projected foreign exchange rates and potential legal settlements. The targets exclude the impact of inorganic initiatives, such as proceeds related to the sale of Lati International and other assets.

Subsequent events

Special interim cash dividend.

On August 6, 2025, Millicom's Board approved a special interim dividend of $2.50 per share. The dividend will be distributed in two equal installments of $1.25 per share, on October 15, 2025 and April 15, 2026.

Financing

El Salvador

On July 30, 2025, El Salvador entered into a five-year variable loan for $150 million with the IDB and Bladex Bank. The proceeds of the new facility have been used to repay the outstanding syndicated facility with Scotia Bank; the remaining amount will be used to repay certain loans with companies of the Millicom Group and/or to finance or reimburse capital expenditure of goods.

Guatemala

On July 14, 2025, Guatemala entered into a five-year variable loan with Banrural for GTQ 400 million (approximately $52 million at the date of the transaction).

Paraguay

On July 31, 2025, Paraguay issued a three-year local bonds at a 10% fixed-rate for a total amount of PYG42,000 million (approximately $6 million at the date of the transaction).

/s/ Maxime Lombardini

Chair of the Board of Directors

Luxembourg, August 7, 2025

__________________

1 Equity Free Cash Flow ('EFCF') and leverage are non-IFRS measures. Please refer to our 2024 Annual Report for a list and description of non-IFRS measures.

Responsibility Statement

The Board of Directors and the executive management of the company reaffirm their responsibility to ensure the maintenance of proper accounting records disclosing the consolidated financial position of the Group with reasonable accuracy at any time, and ensuring that an appropriate system of internal controls is in place to ensure that the Group’s business operations are carried on efficiently and transparently.

In accordance with Article 4 of the law of January 11, 2008 on transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market, Millicom declares that, to the best of our knowledge, the interim condensed consolidated financial statements for the six-month period ended June 30, 2025, prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted for use in the European Union, give a true and fair view of the assets, liabilities, financial position and results of the interim period.

In addition, management’s report includes a fair review of the development and performance of the Group’s operations during the interim period and of business risks, where appropriate, faced by the Group.

Signed on August 7, 2025

On behalf of Millicom International Cellular S.A., by:

/s/ Marcelo Benitez

Chief Executive Officer

/s/ Bart Vanhaeren

Chief Financial Officer

To the Shareholders of,

Millicom International Cellular S.A.

148-150 Boulevard de la Pétrusse

L–2330 Luxembourg

Luxembourg

REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of Millicom International Cellular S.A., its subsidiaries, and joint ventures (the “Group”) as of 30 June 2025, which comprise the interim condensed consolidated statement of financial position as at 30 June 2025, the related interim condensed consolidated statement of income, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statements of changes in equity, the interim condensed consolidated statement of cash flows for the six-month period then ended and notes to the interim condensed consolidated financial statements. Management is responsible for the preparation and fair presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as adopted by the European Union. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union.

Luxembourg, 7 August 2025	KPMG Audit S.à r.l.
Cabinet de révision agréé

Thierry Ravasio

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

Unaudited interim condensed consolidated statement of income for the three- and six-month period ended June 30, 2025

in millions of U.S. dollars except per share data	Notes	Six months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2025	Three months ended June 30, 2024
Continuing Operations				Not reviewed	Not reviewed
Revenue	5	2,746	2,945	1,372	1,458
Equipment, programming and other direct costs		(631)	(735)	(316)	(353)
Operating expenses		(838)	(945)	(416)	(471)
Depreciation		(442)	(475)	(222)	(228)
Amortization		(152)	(163)	(75)	(77)
Share of profit in Honduras joint venture	8	26	25	13	12
Other operating income (expenses), net	3, 4	72	16	—	4
Operating profit		780	669	357	345
Interest and other financial expenses	11	(334)	(375)	(170)	(192)
Interest and other financial income		5	31	2	12
Sale of Lati International and Lati Paraguay	3,4	604	—	604	—
Other non-operating (expenses) income, net	6	9	(16)	(19)	(9)
Profit before taxes		1,064	309	774	156
Tax expense		(173)	(148)	(102)	(78)
Net profit for the period		891	160	673	78

Attributable to:
Owners of the Company		869	170	676	78
Non-controlling interests		22	(10)	(3)	—

Earnings/(loss) per common share for net profit/ (loss) attributable to the owners of the Company:
Basic ($ per share)	7	5.17	0.99	4.05	0.46
Diluted ($ per share)	7	5.15	0.99	4.03	0.45

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

Unaudited interim condensed consolidated statement of comprehensive income for the three- and six-month period ended June 30, 2025

in millions of U.S. dollars	Six months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2025	Three months ended June 30, 2024
			Not Reviewed	Not Reviewed
Net profit for the period	891	160	673	78
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(33)	8	(24)	—
Change in value of cash flow hedges, net of tax effects	3	(3)	1	—
Other comprehensive income (not to be reclassified to statement of income in subsequent periods), net of tax:
Total comprehensive income for the period	861	166	649	78

Attributable to:
Owners of the Company	845	167	656	69
Non-controlling interests	16	(1)	(6)	9

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

Unaudited interim condensed consolidated statement of financial position as at June 30, 2025

in millions of U.S. dollars	Notes	June 30, 2025	December 31, 2024
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	4, 10	7,011	6,908
Property, plant and equipment, net	4, 9	2,589	2,847
Right of use assets, net	4,8	1,791	792
Investment in Honduras joint venture	8	565	561
Contract costs, net		12	12
Deferred tax assets		102	153
Other non-current assets		95	84
TOTAL NON-CURRENT ASSETS		12,166	11,357

CURRENT ASSETS
Inventories		74	44
Trade receivables, net		361	390
Contract assets, net		73	77
Amounts due from non-controlling interests, associates and joint ventures		18	15
Prepayments		129	94
Accrued income		97	87
Current income tax assets		101	109
Supplier advances for capital expenditure		32	16
Other current assets	3	296	166
Restricted cash		46	57
Cash and cash equivalents		1,283	699
TOTAL CURRENT ASSETS		2,509	1,753
Assets held for sale	4	324	627
TOTAL ASSETS		15,000	13,737

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

Unaudited interim condensed consolidated statement of financial position as at June 30, 2025 (continued)

in millions of U.S. dollars	Notes	June 30, 2025	December 31, 2024
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		1,290	1,322
Treasury shares		(53)	(43)
Other reserves		(762)	(531)
Retained profits		2,193	2,628
Net profit for the period/year attributable to owners of the Company		869	253
Equity attributable to owners of the Company		3,537	3,628
Non-controlling interests		(39)	(54)
TOTAL EQUITY		3,498	3,574

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	5,558	5,533
Lease liabilities	4,8	1,813	798
Derivative financial instruments	13	16	59
Amounts due to non-controlling interests, associates and joint ventures		70	34
Payables and accruals for capital expenditure	4, 10	384	194
Provisions and other non-current liabilities		341	283
Deferred tax liabilities		133	149
TOTAL NON-CURRENT LIABILITIES		8,315	7,050

CURRENT LIABILITIES
Debt and financing	11	354	282
Lease liabilities	4,8	202	156
Derivative financial instruments	13	11	—
Payables and accruals for capital expenditure		224	305
Other trade payables		340	300
Amounts due to non-controlling interests, associates and joint ventures		127	105
Accrued interest and other expenses		452	421
Current income tax liabilities		87	122
Contract liabilities		95	121
Dividend payable		463	172
Provisions and other current liabilities		406	421
TOTAL CURRENT LIABILITIES		2,760	2,404
Liabilities directly associated with assets held for sale	4	427	709
TOTAL LIABILITIES		11,502	10,163
TOTAL EQUITY AND LIABILITIES		15,000	13,737

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

Unaudited interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2025

in millions of U.S. dollars	Notes	June 30, 2025	June 30, 2024
Cash flows from operating activities
Profit before taxes from continuing operations		1,064	309
Profit before taxes from discontinued operations	4	—	—
Profit before taxes		1,064	308
Adjustments to reconcile to net cash:
Interest expense on leases		80	62
Interest expense on debt and other financing		254	313
Interest and other financial income		(5)	(31)
Adjustments for non-cash items:
Depreciation and amortization		594	638
Share of profit in Honduras joint venture	8	(26)	(25)
Gain on disposal and impairment of assets, net	3, 4	(72)	(16)
Sale of Lati International and Lati Paraguay	3, 4	(604)	—
Share-based compensation		9	20
Loss from other associates and joint ventures, net		—	—
Other non-operating (income) expenses, net	6	(9)	16
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(118)	(38)
Decrease (increase) in inventories		(31)	(19)
Increase (decrease) in trade and other payables, net		107	(64)
Changes in contract assets, liabilities and costs, net		(13)	(32)
Total changes in working capital		(56)	(153)
Interest paid on leases		(75)	(60)
Interest paid on debt and other financing		(194)	(267)
Interest received		5	30
Taxes paid		(172)	(120)
Net cash provided by operating activities		794	716
Cash flows from investing activities:
Net proceeds from the sale of Lati International and Lati Paraguay	3, 4	546	—
Purchase of spectrum and licenses	10	(41)	(100)
Purchase of other intangible assets	10	(81)	(75)
Purchase of property, plant and equipment	9	(305)	(252)
Proceeds from sale of property, plant and equipment	9	69	40
Dividends and dividend advances received from joint ventures and associates		33	30
Transfer (to) / from pledge deposits, net		—	5
Loans granted within the Tigo Money lending activity, net		(1)	(1)
Cash (used in) provided by other investing activities, net		14	12
Net cash used in investing activities		235	(342)

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

Unaudited interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2025 (continued)
in millions of U.S. dollars	Notes	June 30, 2025	June 30, 2024
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	11	199	483
Repayment of debt and other financing	11	(112)	(704)
Loan repayment from joint venture		1	—
Lease capital repayment		(89)	(101)
Share repurchase program		(119)	(32)
Dividends paid to owners of the Company		(295)	—
Net cash from (used in) financing activities		(415)	(354)
Exchange impact on cash and cash equivalents, net		(26)	(3)
Net increase (decrease) in cash and cash equivalents		588	17
Cash and cash equivalents at the beginning of the year		699	775
Effect of cash disposal of Lati International and Lati Paraguay	4	(4)	—
Cash and cash equivalents at the end of the period		1,283	792

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

Unaudited interim condensed consolidated statements of changes in equity for the six-month period ended June 30, 2025

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2023	172,096	(370)	258	1,076	(8)	2,703	(500)	3,529	(84)	3,445
Total comprehensive income/ (loss) for the period	—	—	—	—	—	170	(3)	167	(1)	166
Transfer to legal reserve	—	—	—	—	—	(8)	8	—	—	—
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares (ii)	—	(2,093)	—	—	(40)	1	—	(39)	—	(39)
Share based compensation	—	—	—	—	—	—	20	20	—	20
Issuance of shares under share-based payment schemes	—	1,623	—	(10)	32	22	(44)	—	—	—
Balance on June 30, 2024	172,096	(840)	258	1,066	(17)	2,889	(519)	3,677	(85)	3,592

Balance on December 31, 2024	172,096	(1,857)	258	1,064	(43)	2,881	(531)	3,628	(54)	3,574
Adjustment on adoption of Amendment to IAS 21 (iii)	—	—	—	—	—	—	(188)	(188)	—	(188)
Total comprehensive income for the period	—	—	—	—	—	869	(24)	845	16	861
Dividends (Note 7)	—	—	—	—	—	(631)	—	(631)	(2)	(633)
Transfer to legal reserve	—	—	—	—	—	—	—	—	—	—
Purchase of treasury shares (ii)	—	(4,490)	—	—	(126)	(1)	—	(127)	—	(127)
Cancellation of treasury shares (iv)	(3,096)	3,096	(5)	(19)	84	(61)	—	—	—	—
Share based compensation	—	—	—	—	—	—	9	9	—	9
Issuance of shares under share-based payment schemes	—	1,288	—	(8)	31	4	(28)	—	—	—
Balance on June 30, 2025	169,000	(1,962)	253	1,037	(53)	3,062	(762)	3,537	(39)	3,498

(i)	Retained profits – includes profit for the period attributable to equity holders, of which at June 30, 2025, $610 million (2024: $530 million) are not distributable to equity holders.

(ii)	During the six-month period ended June 30, 2025, Millicom repurchased 4,216,397 shares for a total amount of $119 million (completing the Share Repurchase Plan launched during 4Q 2024 for a total of approximately $150 million) and withheld approximately 273,394 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2024: 1,717,276 shares repurchased and 376,344 withheld).

(iii)	See note 2 for details about changes in accounting policies.

(iv)	On May 21, 2025, an Extraordinary General Meeting of shareholders approved, a 3.096.305 treasury shares cancellation.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

Notes to the unaudited interim condensed consolidated financial statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of fixed and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On August 6, 2025, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2024, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2024 consolidated financial statements.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

Foreign currency

In accordance with the Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates', effective as of January 1, 2025, the Group evaluated the exchangeability of the Bolivia Boliviano (BOB). Based on this evaluation, the Group determined that the BOB was not exchangeable and, accordingly, applied alternative estimated exchange rates, in compliance with the requirements of the amended standard. See further details below.

As of the date of the initial application of the amendment referred above, the estimated exchange rate was 11.32 BOB per U.S. dollar. In turn, the official reference exchange rate was 6.91 BOB per US dollar as of January 1, 2025.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

II.	New and amended IFRS standards

On January 1, 2025, the group adopted the Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates' resulting in a negative impact of $70 million on remeasurement of monetary and non-monetary items and a negative translation into presentation currency (USD) effect of $118 million, totaling $188 million negative effect included in a single line item, titled "Adjustment on adoption of Amendment to IAS 21", in the Group's consolidated statements of changes in equity for the six-month period ended June 30, 2025.

The following standards and amendments are effective for annual periods starting on January 1, 2026 (Amendments to IFRS 9, IFRS 7 and Annual Improvements) or January 1, 2027 (IFRS 18) and their potential impact on the Group consolidated financial statements is currently being assessed by management:

◦	Amendments to IFRS 9 and IFRS 7, issued on 30 May, 2024: These Amendments to IFRS 9 are clarifications to the classification and measurement of financial instruments (such as clarifications on derecognition of financial liabilities, among others). Amendments to IFRS 7 include additional disclosures requirements (such as those for financial instruments with contingent features, among others).

◦	Amendments to IFRS 9 and IFRS 7, issued on 18 December, 2024: These Amendments to IFRS 9 and IFRS 7 aim to help companies to improve their reporting of the financial effects of nature-dependent electricity contracts, commonly structured as power purchase agreements (PPAs) and apply only to contracts referencing nature-dependent electricity in which a company is exposed to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (e.g. wind or solar energy). The changes to IFRS 9 clarify the application of the ‘own-use’ exemption and permit hedge accounting if these contracts are used as hedging instruments while the changes to IFRS 7 add new disclosure requirements on the company’s financial performance and cash flows.

◦	Annual Improvements to IFRS Standards, affecting IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7

◦	IFRS 18, 'Presentation and Disclosure in Financial Statements' (not yet endorsed by the EU): IFRS 18 will replace IAS 1. Its aim is to improve the usefulness of information presented and disclosed in financial statements, giving investors more transparent and comparable information about companies' financial performance.

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions or disposals for the six-month period ended June 30, 2025

Colombia Acquisition - Definitive purchase agreement with Telefonica

Pursuant to the announcement on July 31, 2024, Millicom and Telefonica, on March 12, 2025, have entered into a definitive agreement for the acquisition by Millicom of Telefonica’s controlling 67.5% equity stake in Coltel, subject to closing conditions including regulatory approvals. Millicom has also agreed to offer to purchase the remaining 32.5% of Coltel equity owned by La Nación and other investors at the same purchase price per share offered to Telefonica. In line with the prior announcement, the purchase price of $400 million is subject to customary adjustments for net debt evolution, working capital and changes in foreign exchange rates, and as of September 30, 2024, would be $362 million.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

Uruguay Acquisition - Definitive purchase agreement with Telefonica

On May 21, 2025, Millicom announced it has entered into a definitive agreement to acquire 100% of Telefónica Móviles del Uruguay S.A. for an enterprise value of USD 440 million. The transaction is subject to regulatory approvals and other closing conditions.

Ecuador Acquisition - Definitive purchase agreement with Telefonica

On June 13, 2025, Millicom International Cellular S.A. (“Millicom”) has signed a definitive agreement to acquire Telefónica’s telecommunications operations in Ecuador in a transaction valued at USD 380 million. The transaction is subject to regulatory approvals and other closing conditions.

Lati Disposal - Lati International S.A and other assets to SBA (Central America) and Lati Paraguay Disposal to Atis Group

On October 28, 2024, Millicom agreed to sell Lati International, S.A. and other assets encompassing a portfolio of more than 7,000 towers in Central America to SBA Communications Corp. We have also entered into other agreements including a 15-year leaseback for the sites, and a new build-to-suit agreement under which SBA will build up to 2,500 additional sites for Millicom in the same markets.

As part of the other assets portfolio sale described above, Tigo Nicaragua transferred most of the towers to SBA for a total gross consideration of approximately $49 million. The tower transfer qualifies as a sale under IFRS 15. Under IFRS 16, Tigo Nicaragua recognized only the gain on the portion of rights transferred, for approximately $17 million, under ‘Other operating income (expenses), net’, since it continues to use a percentage of the towers economic benefit via the leaseback.

On June 13, 2025, Millicom announced a partial closing of the above mentioned transaction through the sale of LATI International S.A., the Luxembourg-based holding company for Millicom’s mobile passive infrastructure assets and auxiliary agreements like build to suit, corporate guarantees, exclusivity or other agreements. As per the sale agreement, the initial sale price might be adjusted to consider some net adjustment amounts determined in the “Final Closing Statement". Millicom may also be subject to an earn-out consideration, subject to certain conditions. Should the price adjustments prove insufficient, Millicom may be required to make additional provisions. Conversely, the company may be entitled to receive additional consideration under ear-out arrangements, depending on the achievement of certain conditions or performance targets. As of June 30, 2025, the remainder of this transaction still not meeting the IFRS 5: "Non-current Assets Held for Sale and Discontinued Operations" criteria.

In addition to the transactions with SBA, Millicom sold Lati Paraguay to Atis Group on June 3, 2025.

To date, completed closings have generated approximately $546 million in net proceeds, and a receivable of $144 million. The remainder of the transaction expected to close in Q3 2025, subject to necessary regulatory approvals and other closing conditions (which the Group is still awaiting in order to complete the disposal). The transactions with SBA and Atis resulted in a gain on sale of of $604 million, recognized under "Sale of Lati International and Lati Paraguay" in the consolidated statement of income.

Following the partial closing with SBA and the closing with Atis mentioned above, Millicom 's subsidiaries recognized new Right-of-Use assets and Lease Liabilities for approximately $662 million.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Assets held for sale - Summary

Assets and liabilities reclassified as held for sale (In millions of U.S. dollars)	June 30, 2025	December 31, 2024
Towers sale in Colombia related to the third batch	1	1
Mobile network sharing agreement in Colombia	323	613
Towers sale (including certain lease transfers) in Nicaragua (see note 3)	—	13
Total assets of held for sale	324	627
Towers sale in Colombia related to the third batch	—	1
Mobile network sharing agreement in Colombia	427	698
Towers sale (including certain lease transfers) in Nicaragua	—	10
Total liabilities directly associated with assets held for sale	427	709
Net assets held for sale / book value	(103)	(83)

Assets held for sale - Towers sales in Colombia

On January 24, 2024, Colombia Movil S.A. ESP (“Tigo Colombia”) signed an agreement to sell and lease back, under a long-term lease agreement, 1,132 telecommunication towers to Towernex Colombia S.A.S. (“Towernex”), a KKR company. The total sale consideration amounts to $77 million, out of which $26 million will be received in subsequent years. Under IFRS 16, this transaction is considered a sale and leaseback.

The transfer of the towers to Towernex consists of three batches, out of which two batches were completed in 2024 and the third batch for 123 towers should be completed in the second half of the financial year 2025.

Assets held for sale / Disposal Group- Mobile Network sharing agreement in Colombia

On February 26, 2024, Tigo Colombia and Telecomunicaciones S.A. ESP BIC (“ColTel”) signed an agreement to share their mobile networks. The transaction closed on December 20, 2024, with the approval from the Ministry of Information Technology and Communications to transfer in favor of the Temporary Union the permit for the access, use and exploitation of 20 MHz of radioelectric spectrum for the operation of land mobile radiocommunication services in the national territory granted to Colombia Móvil in the Resolution #332 dated February 20, 2020. Simultaneously, both operators contributed their RAN assets to UNIRED, the vehicle established to operate and maintain the unified mobile access network.

This collaboration involves two new joint arrangements. (both qualifying as joint operations, as defined in IFRS 11):

▪	A 'NetCo ("UNIRED")': This company holds and manages the radio access network (RAN) infrastructure as well as the site lease agreements. Each operator owns 50% of this NetCo. Transfers of RAN assets to UNIRED happened in Dec 2024, when UNIRED did a step-up exercise to determine the fair values of the contributions from both joint operators. The transfer of lease agreements is taking place as from January 2025.

▪	A 'Unión Temporal' ("UT"): This temporary joint arrangement manages the spectrum licenses and related liabilities. Similarly, ownership is split 50/50 between the two operators. Assets and liabilities related to the #332 resolution mentioned above were derecognized in Tigo Colombia with the subsequent recognition of Tigo's Colombia 50% share in the UT.

During the first half of 2025, Tigo Colombia derecognised right-of-use assets and liabilities amounting to $71 million and $104 million, respectively, in connection with lease agreements previously classified as assets held for sale in the fourth quarter of 2024. These lease agreements were transferred to UNIRED, the entity that had already assumed the role of lessee under the respective contracts. The net impact of the derecognition resulted in a gain of $33 million, which was recognized in the consolidated statement of profit or loss under ‘Other operating income (expenses), net.’ Additionally, the Tigo Colombia terminated certain lease agreements with deferred gains of $15 million as of December 31, 2024. These gains were accelerated and recognized in full in Q1 2025 within the same line item. As of June 30, 2025 the right-of-use assets and liabilities of UNIRED at Tigo Colombia's share amount to $389 million and $399 million, respectively.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

During the first half of 2025, Tigo Colombia derecognised spectrum license assets and liabilities amounting to $266 million and $236 million, respectively, previously classified as assets held for sale. These spectrum license assets and liabilities were transferred to the UT, (with $15 million of difference towards the 50% of the former book value of $133 million recognized as an step-up of spectrum intangible assets). As of June 30, 2025 the spectrum license assets and liabilities of the UT at Tigo Colombia's share amount to $332 million and $300 million, respectively.

In accordance with IFRS 5, certain assets and related liabilities are kept as of June 30, 2025 as "held for sale". These primarily represent spectrum licenses assets and liabilities still pending to be transferred by Tigo Colombia to the UT, with total balances of $324 million and $427 million, respectively. The transfers are expected to be completed by the second half of 2025.

5. SEGMENT INFORMATION

As further detailed in note 1, Millicom operates in a single region (Latin America), and more specifically in the following countries: Guatemala, Colombia, Panama, Honduras, Bolivia, Paraguay, El Salvador, Nicaragua and Costa Rica.

As further explained in the 2024 Group's Consolidated Financial Statements, the 'Chief Operating Decision Maker ("CODM") assesses performance and allocates resources, based on individual countries, which are its operating segments. The Honduras joint venture is reviewed by the CODM in a similar manner as for the Group’s controlled operations and is therefore also shown as a separate operating segment at 100%. However, these amounts are subsequently eliminated in order to reconcile with the Group consolidated numbers, as shown in the reconciliations below.

Management evaluates performance and makes decisions about allocating resources to the Group's operating segments based on financial measures, such as revenue, including service revenue, and Adjusted EBITDA. Capital expenditures are also a significant aspect for management and in the telecommunication industry as a whole. Management believes that service revenue and Adjusted EBITDA are essential financial indicators for the CODM and investors. These measures are particularly valuable for evaluating performance over time. Management utilizes service revenue and Adjusted EBITDA when making operational decisions, allocating resources, and conducting internal comparisons against historical performance and competitor benchmarks. Additionally, these metrics provide deeper insights into the Group's operating performance. Millicom's Nomination, Talent and Compensation Committee also employs service revenue and Adjusted EBITDA when assessing employees' performance and compensation, including that of the Group's executives. A reconciliation of service revenue to revenue and Adjusted EBITDA to profit before taxes is provided below.

Revenue, Service revenue, Adjusted EBITDA, capital expenditures and other segment information for the six-month periods ended June 30, 2025, and 2024 are shown on the below:

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

5. SEGMENT INFORMATION (Continued)

Six months ended June 30, 2025 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue (i)	707	673	342	165	293	263	430	2,873	(306)	2,567
Telephone and equipment revenue	115	13	16	2	15	8	26	195	(15)	180
Revenue	822	686	357	167	308	271	456	3,067	(321)	2,746
Inter-segment revenue	4	1	1	3	2	3	4	17	n/a	n/a
Revenue from external customers	817	685	356	164	306	269	452	3,050	n/a	n/a
Adjusted EBITDA (ii)	451	270	184	77	154	138	207	1,479	(203)	1,277
Capital expenditures (iii)	70	82	35	17	28	22	62	317	(31)	286

(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	Adjusted EBITDA is operating profit excluding impairment losses, depreciation and amortization, share of profit in Honduras joint venture and gains/losses on the disposal of fixed assets.

(iii)	Capital expenditures correspond to additions of property, plant and equipment, as well as operating intangible assets, excluding spectrum and licenses. The Group capital expenditure additions for the six-month period ended June 30, 2025 and 2024 can be reconciled with notes 9 and 10 for amounts of $257 million and $29 million respectively (2024: $202 million and $45 million, respectively).

(iv)	Includes intercompany eliminations, unallocated items and Honduras as a joint venture.

(v)	Includes our operations in El Salvador, Nicaragua and Costa Rica

Six months ended June 30, 2024 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue (i)	689	693	358	300	289	272	436	3,037	(299)	2,738
Telephone and equipment revenue	109	19	39	2	18	9	28	225	(18)	207
Revenue	798	712	397	303	306	281	464	3,262	(317)	2,945
Inter-segment revenue	4	1	1	—	2	2	4	14	n/a	n/a
Revenue from external customers	794	711	396	303	304	279	460	3,248	n/a	n/a
Adjusted EBITDA (ii)	432	271	179	129	146	136	198	1,491	(225)	1,266
Capital expenditures (iii)	83	44	33	20	28	25	52	286	(38)	247

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

5. SEGMENT INFORMATION (Continued)

Three months ended June 30, 2025 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue (i)	358	339	170	72	145	132	218	1,434	(152)	1,282
Telephone and equipment revenue	59	6	8	1	8	4	13	98	(8)	90
Revenue	417	346	177	73	153	136	230	1,532	(160)	1,372
Inter-segment revenue	2	—	—	2	1	1	2	9	n/a	n/a
Revenue from external customers	414	345	177	72	152	135	228	1,523	n/a	n/a
Adjusted EBITDA (ii)	228	136	92	33	77	69	106	742	(101)	641
Capital expenditures (iii)	37	42	20	7	21	12	36	175	(21)	155

Three months ended June 30, 2024 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue (i)	348	347	171	150	144	134	217	1,511	(149)	1,362
Telephone and equipment revenue	52	10	17	—	10	5	12	105	(10)	96
Revenue	399	357	188	151	154	139	229	1,617	(159)	1,458
Inter-segment revenue	2	—	1	—	1	1	2	7	n/a	n/a
Revenue from external customers	397	357	187	151	153	138	227	1,610	n/a	n/a
Adjusted EBITDA (ii)	217	141	90	64	73	67	97	749	(115)	634
Capital expenditures (iii)	40	27	18	15	17	15	29	161	(27)	134

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

5. SEGMENT INFORMATION (Continued)

Reconciliation of Adjusted EBITDA for reportable segments to the Group's profit before taxes from continuing operations:

(US$ millions)	Six months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2025	Three months ended June 30, 2024
Adjusted EBITDA for reportable segments	1,479	1,491	742	749
Depreciation	(442)	(475)	(222)	(228)
Amortization	(152)	(163)	(75)	(77)
Share of profit in Honduras joint venture	26	25	13	12
Other operating income (expenses), net	72	16	—	4
Interest and other financial expenses	(334)	(375)	(170)	(192)
Interest and other financial income	5	31	2	12
Sale of Lati International and Lati Paraguay (see note 4)	604	—	604	—
Other non-operating (expenses) income, net	9	(16)	(19)	(9)
Honduras as joint venture	(154)	(146)	(77)	(73)
Unallocated expenses and other reconciling items (i)	(49)	(79)	(24)	(42)
Profit before taxes from continuing operations	1,064	309	774	156

(i) The unallocated expenses are primarily related to centrally managed costs.

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Six months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2025	Three months ended June 30, 2024
Change in value of call option and put option liability	(1)	1	(2)	1
Exchange gains (losses), net	2	(18)	(24)	(10)
Other non-operating income (expenses), net (see note 12)	8	1	7	1
Total	9	(16)	(19)	(9)

7. SHAREHOLDER REMUNERATION POLICY AND EARNINGS PER COMMON SHARE

A.	Shareholder remuneration policy

On November 29, 2024, Millicom's Board approved an interim dividend of $1.00 per share (or its equivalent in SEK per SDR) for approximately $172 million paid on January 10, 2025.

On 14 January, 2025 Millicom's Board announced the approval of a new shareholder remuneration policy under which it proposes to resume regular cash dividends sustaining or growing cash dividends every year while maintaining a prudent capital structure. Following the above mentioned interim dividend:

1.	On 26 February, 2025 Millicom's Board approved an additional interim dividend, of $0.75/share paid on 15 April 2025.

2.	On May 21, 2025, the Annual General Meeting of shareholders (following Board's proposal) approved, a dividend of $3.00 per share , payable in four equal quarterly installments: 0.75 per share on 15 July, 2025; $0.75 per share on 15 October, 2025: $0.75 per share on 15 January, 2026; and $0.75 per share on 15 April, 2026.

3.	On June 13, 2025, Millicom's Board announced its intention to declare a special interim dividend of $2.50 per share, following the publication of Millicom’s Q2 results, payable in two equal installments of $1.25 per share, on October 15, 2025 and April 15, 2026. See also note 14.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

7. SHAREHOLDER REMUNERATION POLICY AND EARNINGS PER COMMON SHARE (Continued)

B.	Earning per common share

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Six months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2025	Three months ended June 30, 2024
Basic and Diluted
Net profit attributable to all equity holders to determine the profit (loss) per share	869	170	676	78

in thousands
Weighted average number of ordinary shares for basic earnings per share	168,054	171,326	166,883	171,302
Effect of dilutive share-based compensation plans	724	1,040	746	1,601
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	168,778	172,366	167,629	172,903

in US dollar
Basic
Earnings per common share for profit (loss) for the period attributable to owners of the Company	5.17	0.99	4.05	0.46
Diluted
Earnings per common share for profit (loss) for the period attributable to owners of the Company	5.15	0.99	4.03	0.45

(i)	For the purpose of calculating the diluted earnings (loss) per common share, the weighted average outstanding shares used for the basic earnings (loss) per common share were increased only by the portion of the shares which have a dilutive effect on the earnings (loss) per common share.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

8. JOINT ARRANGEMENTS

Tigo Honduras

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures. Our investments in joint ventures is comprised solely of Honduras.

At June 30, 2025, the equity accounted net assets of our joint venture in Honduras totaled $393 million (December 31, 2024: $373 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2024: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the three-month period ended June 30, 2025, Millicom's joint venture in Honduras repatriated cash of $47 million under different forms (June 30, 2024: 42 million).

At June 30, 2025, Millicom had $191 million payable to Honduras joint venture which were mainly comprised of advances and cash pool balances (December 31, 2024: $133 million). In addition, as of June 30, 2025, Millicom had a total receivable from Honduras joint venture of $15 million, (December 31, 2024: $12 million) mainly corresponding to other operating receivables.

The table below summarizes the movements for the period in respect of the Honduras joint venture's carrying value:

in millions of U.S. dollars	2025
Honduras (i)
Opening Balance at January 1, 2025	561
Millicom's share of the results for the period	26
Currency exchange differences	(23)
Closing Balance at June 30, 2025	565

(i)	Share of profit is recognized under ‘Share of profit in Honduras joint ventures’ in the statement of income for the period ended June 30, 2025.

UNIRED and UT

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are called joint operators.

Contribution to the Joint Operations

The following table summarizes the contributions made by Tigo Colombia (from Assets Held for Sale and Liabilities associated with Assets held for Sale) during the period/year ended.

Carrying value in millions of U.S. dollars	Six months ended June 30, 2025	December 31, 2024
Property, Plant and Equipment	3	89
Intangible Assets	267	217
Right of use assets	71	—
Total assets	341	306
Lease liabilities	98	—
Spectrum payable and accrued liabilities	242	205
Total liabilities	340	205

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

9. PROPERTY, PLANT AND EQUIPMENT

During the period ended June 30, 2025, Millicom added property, plant and equipment for $257 million (June 30, 2024: $202 million) and received $69 million from disposal of property, plant and equipment, including $49 million from the tower sale and leaseback transaction between Tigo Nicaragua and SBA as detailed in note 3 (June 30, 2024: $40 million). In June 2025, the Group completed the sale of Lati International and Lati Paraguay , resulting in a $63 million decrease in Property Plant and Equipment (see note 3).

10. INTANGIBLE ASSETS

During the year period ended June 30, 2025, Millicom added intangible assets for $48 million of which $19 million related to spectrum and licenses (as of March 19, 2025, Grupo de Comunicaciones Digitales, S.A. was awarded an additional 10 MHz spectrum in the 1900 MHz band for approximately $7 million), and $29 million to additions of other intangible assets (June 30, 2024: $138 million of which $93 million related to spectrum and licenses and $45 million to additions of other intangible assets), and did not received any proceeds from disposal of intangible assets (June 30, 2024: nil).

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most material movements in debt and financing for the period ended June 30, 2025 were as follows. When applicable, local currency amounts are translated in USD using the exchange rate at the time of occurrence.

Bolivia

During the six-month period ended June 30, 2025, the Group operation in Bolivia signed three new two-year fixed loan agreements with different banks (Banco Mercantil and Banco Bisa) for up to BOB 237 million in aggregate (approximately USD 15 million using 15.55 as exchange rate).

Colombia

On April 30, 2025, the Group operation in Colombia signed a three-year loan agreement with Bancolombia for up to COP 85 billion (USD 20 million) at a variable rate, used to partially prepay a loan with BBVA for approximately COP 85 billion (approximately USD 20 million), that matures in September 2025.

Guatemala

During the six-month period ended June 30, 2025, the Group operation in Guatemala entered into a new 7-year term loan with variable rate for approximately GTQ 800 million (approximately USD 104 million) with Banco G&T Continental. Around half of the proceeds were used to prepay GTQ 390 million (approximately USD 50 million) of loans with the same bank that originally matured on 2026.

Honduras

During the six-month period ended June 30, 2025, the Group operation in Honduras signed two seven-year variable loan agreements with Banco Industrial through its filial in Honduras Banco del Pais for a total of USD 41 million. Only USD 21million were withdrawn.

Luxembourg

During the six-month period ended June 30, 2025, MIC SA repaid the COP 144 Bn loan agreement with Inter-American Development Bank for approximately USD 35 million.

Paraguay

On May 8, 2025, the Group operation in Paraguay issued local bonds for a total amount of PYG 100,000 million (approximately USD 13 million) with a maturity of 4 years and at an interest rate of 8.10%. These issuances are part of the local currency Debt Program registered in 2021 for a total amount equivalent to $150 million.

During the six-month period ended June 30, 2025, the Group operation in Paraguay entered into three new 5-year term variable loans with different banks (Banco Continental, Banco Sudameris and Banco Itau) for approximately PYG660 million (approximately $83 million in aggregate).

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

11. FINANCIAL OBLIGATIONS (continued)

B. Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at June 30, 2025	As at December 31, 2024
Due within:
One year	354	282
One-two years	780	457
Two-three years	563	696
Three-four years	1,224	906
Four-five years	679	683
After five years	2,312	2,792
Total debt and financing	5,912	5,815

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at June 30, 2025 and and December 31, 2024.

	Bank and financing guarantees (i)		Supplier guarantees
in millions of U.S. dollars	As at June 30, 2025	As at December 31, 2024	As at June 30, 2025	As at December 31, 2024
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	11	12	1	—
1-3 years	208	220	—	—
Total	219	232	1	—

(i)	If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Six months ended June 30, 2025	Six months ended June 30, 2024	Three months ended June 30, 2025	Three months ended June 30, 2024
Interest expense on bonds and bank financing	(192)	(236)	(94)	(117)
Interest expense on leases	(80)	(62)	(41)	(31)
Others	(62)	(78)	(34)	(44)
Total interest and other financial expenses	(334)	(375)	(170)	(192)

12. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Group is contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of June 30, 2025, the total amount of claims brought against MIC SA and its subsidiaries, following a mutual settlement reached in the breach of contract case related to Millicom's termination of the acquisition of Telefonica's Costa Rican business in 2020, is $212 million (December 31, 2024: $209 million). The Group's share of the comparable exposure for its joint venture in Honduras is $8 million (December 31, 2024: $8 million).

As at June 30, 2025, $94 million has been provisioned by the Group for these claims and risks in the unaudited interim condensed consolidated statement of financial position, including the Costa Rica case described in note G.3.1. to the audited consolidated financial statements for the period ended December 31, 2024 (December 31, 2024: $104 million). The Group's share of provisions made by the joint venture was $1 million (December 31, 2024: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and results of operations.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

12. COMMITMENTS AND CONTINGENCIES (Continued)

In April 2022, we received a subpoena from the DOJ requesting information concerning our business in Guatemala (“Tigo Guatemala”), including information related to the purchase in 2021 of our former joint venture partner’s interest in Tigo Guatemala and information related to any contacts with certain Guatemalan government officials. The subpoena also requested information concerning our operations in other countries in Latin America. In May 2023, we received a second subpoena from the DOJ requesting additional information regarding Tigo Guatemala. We are cooperating with the DOJ. At this time, we cannot predict the ultimate scope, timing or outcome of this matter.

Taxation

At June 30, 2025, the tax risks exposure of the Group's subsidiaries is estimated at $284 million, for which provisions of $40 million have been recorded in tax liabilities; representing management's assessment of the probable cash outflow of eventual claims and required payments related to those risks (December 31, 2024: $304 million of which provisions of $54 million were recorded). The Group's share of comparable tax exposure in its joint venture amounts to $141 million (December 31, 2024: $134 million) for which provisions of $8 million (December 31, 2024: $8 million), were made.

Capital commitments

At June 30, 2025, the Group had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $278 million of which $270 million are due within one year (December 31, 2024: $285 million of which $215 million are due within one year). The Group’s share of commitments in the Honduras joint venture is $32 million of which $32 million are due within one year. (December 31, 2024: $19 million and $19 million respectively). Additionally, the Group's share of commitments in the UNIRED joint operation (see note 3) is $16 million (December 31, 2024: $6 million).

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at June 30, 2025 and December 31, 2024:

in millions of U.S. dollars	Carrying value		Fair value (i)
	As at June 30, 2025	As at December 31, 2024	As at June 30, 2025	As at December 31, 2024
Financial liabilities
Debt and financing	5,912	5,815	5,711	5,478

(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC SA entered into swap contracts in order to hedge the foreign currency risk in relation to the 2027 SEK 2.2 billion bond (approximately $252 million, respectively, using the exchange rate at the time of the issuance of each bond) issued in January 2022 with maturity date January 2027.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

In January 2023, MIC S.A. also entered into two currency swap agreements to hedge an intercompany receivable of COP 206 billion (approximately $41 million) owed by Tigo-UNE with maturity date January 2026.

The net fair value of the aforementioned swaps amounts to a liability of $27 million as of June 30, 2025 (December 31, 2024: a liability of $59 million).

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

There are no other derivative financial instruments with a material fair value at June 30, 2025.

14. SUBSEQUENT EVENTS

Special interim cash dividend

On August 6, 2025, Millicom's Board approved a special interim dividend of $2.50 per share. The dividend will be distributed in two equal installments of $1.25 per share, on October 15, 2025 and April 15, 2026.

Financing

El Salvador

On July 30, 2025, El Salvador entered into a five-year variable loan for $150 million with the IDB and Bladex Bank. The proceeds of the new facility have been used to repay the outstanding amount of the syndicated facility with Scotia Bank; the remaining amount will be used to repay certain loans with companies of the Millicom Group and/or to finance or reimburse capital expenditure of goods.

Guatemala

On July 14, 2025, Guatemala entered into a five-year variable loan with Banrural for GTQ 400 million (approximately $52 million at the date of the transaction).

Paraguay

On July 31, 2025, Paraguay issued a three-year local bonds at a 10% fixed-rate for a total amount of PYG42,000 million (approximately $6 million at the date of the transaction).

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

Appendix

On August 28, 2023, Millicom designated Tigo-UNE, Colombia Móvil S.A. E.S.P., Edatel S.A. E.S.P., Orbitel Servicios Internacionales S.A.S., Cinco Telecom Corp., Inversiones Telco S.A.S. and Emtelco S.A.S. (collectively, the “Colombia Unrestricted Subsidiaries”), which are the entities constituting its Colombian operations as “Unrestricted Subsidiaries” under the 4.500% Notes, the 6.625% Notes, the 5.125% Notes, the 6.250% Notes, the SEK Bond, COP Bond and several of its financing agreements.

The following supplemental consolidating financial information presents selected statement of income and statement of financial position information of Millicom and its Restricted Subsidiaries (as defined under its outstanding credit instruments) separately from such information for Millicom’s Unrestricted Subsidiaries.

Statement of income $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
Six months ended June 30, 2025
Revenue	2,746	686	(1)	2,059
Equipment, programming and other direct costs	(631)	(173)	—	(459)
Operating expenses	(838)	(244)	2	(592)
Depreciation	(442)	(129)	—	(314)
Amortization	(152)	(32)	—	(120)
Share of profit in Honduras joint venture	26	—	—	26
Other operating income (expenses), net	72	56	—	16
Operating profit	780	165	1	617
Net financial expenses	(329)	(119)	5	(205)
Sale of Lati International and Lati Paraguay	604	—	—	604
Other non-operating (expenses) income, net	9	6	—	3
Profit (loss) before taxes from continuing operations	1,064	52	7	1,019
Tax expense	(173)	(7)	—	(166)
Net profit (loss) for the period	891	45	7	854

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

Appendix (Continued)

Statement of financial position $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
June 30, 2025
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	7,011	630	—	6,382
Property, plant and equipment, net	2,589	811	—	1,778
Right of use assets, net	1,791	526	—	1,265
Investment in Honduras joint venture	565	—	—	565
Contract costs, net	12	—	—	12
Deferred tax assets	102	1	—	102
Other non-current assets	95	45	54	104
TOTAL NON-CURRENT ASSETS	12,166	2,012	54	10,207
CURRENT ASSETS
Inventories	74	7	—	67
Trade receivables, net	361	110	—	251
Contract assets, net	73	5	—	68
Amounts due from non-controlling interests, associates and joint ventures	18	6	—	12
Prepayments and accrued income	226	41	—	185
Current income tax assets	101	68	—	34
Supplier advances for capital expenditure	32	—	—	32
Other current assets	296	47	43	291
Restricted cash	46	6	—	40
Cash and cash equivalents	1,283	60	—	1,222
TOTAL CURRENT ASSETS	2,509	350	43	2,202
Assets held for sale	324	324	—	—
TOTAL ASSETS	15,000	2,687	96	12,409

Unaudited Interim Condensed Consolidated Financial Statements for the three-month and six-month period June 30, 2025

Appendix (Continued)

Statement of financial position $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
EQUITY
Share capital and premium	1,290	—	—	1,290
Treasury shares	(53)	—	—	(53)
Other reserves	(762)	(377)	—	(385)
Retained profits	2,193	490	93	1,796
Net profit/ (loss) for the period/year attributable to owners of the Company	869	22	—	847
Equity attributable to owners of the Company	3,537	136	93	3,495
Non-controlling interests	(39)	(40)	—	1
TOTAL EQUITY	3,498	96	93	3,495
LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	5,558	483	—	5,075
Lease liabilities	1,813	560	—	1,253
Derivative financial instruments	16	—	—	16
Amounts due to non-controlling interests, associates and joint ventures	70	54	—	17
Payables and accruals for capital expenditure	384	341	—	43
Other non-current liabilities - Total	341	135	—	207
Deferred tax liabilities	133	1	—	131
TOTAL NON-CURRENT LIABILITIES	8,315	1,573	—	6,742
CURRENT LIABILITIES
Debt and financing	354	96	—	259
Lease liabilities	202	57	—	145
Derivative financial instruments	11	1	—	9
Payables and accruals for capital expenditure	224	55	—	168
Other trade payables	340	74	—	266
Amounts due to non-controlling interests, associates and joint ventures	127	71	—	56
Accrued interest and other expenses	452	115	—	336
Current income tax liabilities	87	9	—	79
Contract liabilities	95	4	—	91
Dividend payable	463	—	—	463
Provisions and other current liabilities	406	109	3	300
TOTAL CURRENT LIABILITIES	2,760	591	3	2,172
Liabilities directly associated with assets held for sale	427	427	—	—
TOTAL LIABILITIES	11,502	2,591	3	8,914
TOTAL EQUITY AND LIABILITIES	15,000	2,687	96	12,409

Item 2

Earnings Release Q2 2025

Luxembourg, August 7, 2025

Millicom (Tigo) Q2 2025 Earnings Release

Q2 2025 Highlights*

•	Revenue $1.37 billion

•	Operating profit $357 million, and record Adjusted EBITDA $641 million

•	Net profit $676 million, including approximately $590 million net profit from infrastructure transactions

•	Equity free cash flow $218 million

•	Leverage of 2.18x, benefiting from one-time cash proceeds of $542 million from infrastructure transactions

Financial highlights ($ millions)	Q2 2025	Q2 2024	Change %	Organic % Change	H1 2025	H1 2024	Change %	Organic % Change
Revenue	1,372	1,458	(5.9)%	1.9%	2,746	2,945	(6.8)%	0.2%
Operating Profit	357	345	3.4%		780	669	16.7%
Net Profit	676	78	NM		869	170	NM
Non-IFRS measures (*)
Service Revenue	1,282	1,362	(5.9)%	2.4%	2,567	2,738	(6.3)%	1.2%
Adjusted EBITDA	641	634	1.1%	9.3%	1,277	1,266	0.9%	8.1%
Capex	155	134	15.1%		286	247	15.8%
Operating Cash Flow (OCF)	487	500	(2.6)%		990	1,018	(2.8)%
Equity free cash flow (EFCF)	218	268	(18.8)%		395	269	46.7%

*See page 10 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Millicom Chief Executive Officer Marcelo Benitez commented:

"The second quarter was marked by strong and deliberate execution of our strategy. We signed an agreement to acquire Telefónica’s operations in Uruguay and Ecuador, and we completed the partial closing of our infrastructure transaction with SBA, which unlocked over $500 million in proceeds and supported our recently announced interim dividend of $2.50 per share. To mark these strategic milestones, we proudly rang the Nasdaq opening bell - a symbolic moment that reflects our strengthened presence in Latin America and our long-term commitment to creating value for shareholders. At the same time, our core business continued to perform. We delivered record adjusted EBITDA margin of 46.7%, with almost half of our operations above 50%. Our equity free cash flow was strong at $218 million - well aligned with our full-year-target of around $750 million."

2025 Financial Targets

Millicom continues to target 2025 EFCF of around $750 million and year-end leverage below 2.5x. These targets reflect full year run-rate savings expected from efficiency measures implemented during 2024 and lower expected restructuring costs in 2025, partially offset by the impact of weaker projected foreign exchange rates and potential legal settlements. The targets exclude the impact of inorganic initiatives, such as proceeds related to the sale of Lati International and other assets.

1

Earnings Release Q2 2025

Subsequent Events

On August 6, 2025, Millicom's Board approved a special interim dividend of $2.50 per share. The interim dividend will be distributed in two equal installments of $1.25 per share on October 15, 2025 and April 15, 2026, together with the regular dividend of $0.75 per share on those dates.

Group Quarterly Financial Review - Q2 2025

Income statement data (IFRS)	Q2 2025	Q2 2024	% change	H1 2025	H1 2024	% change
$ millions (except where noted otherwise)
Revenue	1,372	1,458	(5.9)%	2,746	2,945	(6.8)%
Equipment, programming and other direct costs	(316)	(353)	10.6%	(631)	(735)	14.1%
Operating expenses	(416)	(471)	11.8%	(838)	(945)	11.3%
Depreciation	(222)	(228)	2.3%	(442)	(475)	6.8%
Amortization	(75)	(77)	2.1%	(152)	(163)	6.8%
Share of profit in Honduras joint venture	13	12	7.6%	26	25	4.4%
Other operating income (expenses), net	—	4	(93.3)%	72	16	NM
Operating profit	357	345	3.4%	780	669	16.7%
Net financial expenses	(168)	(180)	6.5%	(329)	(344)	4.2%
Sale of Lati International and Lati Paraguay	604	—	NM	604	—	NM
Other non-operating income, (expense) net	(19)	(9)	(97.8)%	9	(16)	NM
Profit before tax	774	156	NM	1,064	309	NM
Net tax expense	(102)	(78)	(31.0)%	(173)	(148)	(16.5)%
Non-controlling interests	3	—	NM	(22)	10	NM
Net profit/(loss) attributable to company owners	676	78	NM	869	170	NM
Weighted average shares outstanding (millions)	166.88	171.30	(2.6)%	168.05	171.33	(1.9)%
EPS ($ per share)	4.05	0.46	NM	5.17	0.99	NM

Revenue declined 5.9% year-over-year in Q2 2025, as a result of weaker foreign exchange rates of the currencies of Bolivia, Colombia and Paraguay against the U.S. dollar. For Bolivia, the average foreign exchange rate during the quarter was 15.49, representing depreciation of 55.4% year-on-year, as we adopted the amendments to IAS 21.

Equipment, programming and other direct costs declined 10.6%, and Operating expenses declined 11.8% year-on-year, reflecting both savings from our efficiency program and weaker foreign exchange rates.

Depreciation and amortization declined 2.3% and 2.1%, respectively, due primarily to a temporary effect related to the creation of the shared mobile network in Colombia and, to a lesser extent, to longer useful lives for fiber assets.

Share of profit in our Honduras joint venture was stable at $13 million, while Other operating income was zero this quarter. As a result, operating profit increased 3.4%, year-on-year to $357 million.

2

Earnings Release Q2 2025

Net financial expenses declined by $12 million year-on-year to $168 million, due to lower indebtedness as a result of debt repayment and lower bank charges in Bolivia after the application of the amendments to IAS 21 (as the devaluation is now allocated along the income statement), partially offset by the financial income on debt repurchases in 2024.

Sale of Lati International and Lati Paraguay of $604 million displays the aggregated gross result of the partial closing of the infrastructure deal with SBA on June 13, 2025 and the sale of Lati Paraguay to Atis Group on June 3, 2025.

Other non-operating income/(expense), net of $19 million largely reflects foreign exchange losses mainly in Bolivia, which was partly compensated by a positive adjustment to our litigation reserve recorded as an outcome of the mutual settlement reached with Telefonica, related to Millicom's termination of the acquisition of Telefonica's Costa Rica business in 2020.

Net tax expense of $102 million increased year-on-year mainly due to higher profitability and the effect of the infrastructure transactions.

Non-controlling interests contributed $3 million to net income in Q2 2025, versus a neutral impact in Q2 2024, reflecting our partner's share of losses in the Colombian operation.

As a result of the above items, net profit attributable to owners of the company, that includes $590 million attributable to the infrastructure transactions in the quarter, was $676 million ($4.05 per share), with 166.88 million as the weighted average number of shares outstanding during the quarter showing a decline of 2.6% year-on-year. This compares to a net profit of $78 million ($0.46 per share) in Q2 2024. Following the cancellation of 3.1 million that was approved by the Board of Directors on May 21, 2025, as of June 30, 2025, there were 169.00 million shares issued and outstanding, including 1.96 million held in treasury.

Cash Flow

Cash flow data* ($ millions)	Q2 2025	Q2 2024	% change	H1 2025	H1 2024	% change
Adjusted EBITDA	641	634	1.2%	1,277	1,266	0.9%
Cash capex (excluding spectrum and licenses)	(201)	(154)	(30.6)%	(315)	(287)	(9.8)%
Spectrum paid	(5)	(22)	77.5%	(41)	(100)	58.9%
Changes in working capital	24	50	(51.3)%	(56)	(153)	63.4%
Other non-cash items	5	11	(49.5)%	9	20	(56.7)%
Taxes paid	(106)	(82)	(29.3)%	(172)	(120)	(43.7)%
Operating free cash flow	359	436	(17.7)%	701	626	12.1%
Finance charges paid, net	(82)	(105)	21.4%	(189)	(237)	20.3%
Lease payments, net	(82)	(90)	8.3%	(164)	(161)	(1.8)%
Free cash flow	194	241	(19.6)%	348	227	53.0%
Repatriation from joint ventures and associates	24	26	(10.7)%	47	42	12.3%
Equity free cash flow	218	268	(18.8)%	395	269	46.7%
Less: proceeds from tower divestitures, net of taxes	—	—	NM	42	38	NM
Equity free cash flow - ex divestitures, net	218	268	(18.8)%	353	231	52.7%

* See page 10 for a description of non-IFRS measures.

3

Earnings Release Q2 2025

Equity Free Cash Flow (EFCF) in Q2 2025 was $218 million, compared to $268 million Q2 2024. The $50 million decrease in EFCF over the past year is explained primarily by the following items:

Positives:

•	$17 million reduction in spectrum payments due to lower spending related to coverage obligations and performance bond payments in Colombia;

•	$22 million reduction in financial expenses reflecting lower debt levels; foreign exchange impact, lower commission for U.S. dollar purchases in Bolivia.

Detractors:

•	$47 million increase in Cash Capex due to a more than $20 million advance payment for 2026 Capex;

•	$25 million reduction in working capital, as a combined result of the phasing of payments to suppliers;

•	$24 million increase in taxes paid, mainly due to increased profitability.

Debt

During Q2 2025, gross debt increased $140 million to $5,912 million as of June 30, 2025, compared to $5,772 million as of March 31, 2025, due to new local currency debt acquired mainly in Guatemala and Paraguay, which was partially netted off by exchange rate movements during Q2.

As of June 30, 2025, 41% of gross debt was in local currency1, while 81% of our debt was at fixed rates2 with an average maturity of 4.2 years. Approximately 59% of gross debt was held at our operating entities, while the remaining 41% was at the corporate level. The average interest rate on our debt was 6.2%. On our dollar-denominated debt3, the average interest rate was 5.5% with an average maturity of 4.3 years.

Cash was $1,284 million as of June 30, 2025, an increase of $749 million, which includes the $542 million attributable to infrastructure transactions, compared to $535 million as of March 31, 2025, and 87% was held in U.S. dollars. As a result, net debt* was $4,655 million as of June 30, 2025, a decrease of $620 million from last quarter, as the dividend payment of $125 million was more than offset by EFCF generation and proceeds from the infrastructure transactions. As a result, leverage* decreased significantly, ending the quarter at 2.18x, down from 2.47x as of March 31, 2025.

__________________

1 Or swapped for local currency

2 Or swapped for fixed rates

3 Including SEK denominated bonds that have been swapped into US dollars.

4

Earnings Release Q2 2025

($ millions)	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024
USD Debt	3,467	3,451	3,429	3,733	3,917
Local Currency Debt	2,445	2,320	2,386	2,439	2,474
Gross Debt	5,912	5,772	5,815	6,172	6,391
Derivatives & Vendor Financing	27	38	59	36	51
Less: Cash	1,284	535	699	803	792
Net Debt*	4,655	5,275	5,174	5,405	5,650
Leverage*	2.18x	2.47x	2.42x	2.59x	2.77x

* Net Debt and Leverage are non-IFRS measures. See page 10 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Operating performance

The information contained herein can also be accessed electronically in the Financial & Operational Data Excel file published at www.millicom.com/investors alongside this earnings release.

Business units

We discuss our performance under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Fixed and other services, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

The global macroeconomic environment became more volatile in Q2, and this impacted the Colombian peso and Paraguayan guarani average foreign exchange rates, which depreciated by around 6% during the quarter on a year-on-year basis. In Bolivia, application of the amendments to IAS 21 as of January 1, 2025, has resulted in a foreign exchange rate of 15.49 on average during Q2, representing a devaluation of 55% year-on-year, impacting results during the period. The scarcity of U.S. dollars in the country has also been impacting inflation, which reached 24.0% for the last twelve-months period ended 30 June 2025, up from 10.0% for the full year 2024 and 2.1% for the full year 2023. As a result, we continue to prioritize the implementation of price increases in that market. Foreign exchange rates and movements are presented on page 13.

5

Earnings Release Q2 2025

Key Performance Indicators

The mobile business ended Q2 with 41.8 million customers, up 2.8% year-on-year and reflecting net additions of 148,000 during the period. Postpaid continued to perform exceptionally well, with net additions of 247,000. Mobile ARPU declined 5.8% year-on-year due to weaker foreign exchange rates, whilst ARPU is growing in local currency.

At the end of Q2 2025, Millicom fixed networks passed 13.6 million homes, an increase of 63,000. HFC and FTTH customer relationships increased 41,000 in Q2, marking more than a year with positive net additions. HFC/FTTH revenue-generating units declined in Q2, mainly due to a reduction in fixed telephony connections, however broadband internet connections increased by 47,000.

Key Performance Indicators* (‘000)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q2 2025 vs Q2 2024
Mobile customers	41,764	41,616	41,527	41,111	40,641	2.8%
Of which postpaid subscribers	8,603	8,356	8,094	7,820	7,521	14.4%
Mobile ARPU ($)	6.0	6.0	6.3	6.3	6.4	(5.8)%
Homes passed	13,615	13,553	13,539	13,498	13,453	1.2%
Of which HFC/FTTH	13,394	13,332	13,318	13,276	13,229	1.3%
Customer relationships	4,533	4,508	4,461	4,433	4,383	3.4%
Of which HFC/FTTH	4,086	4,045	3,983	3,934	3,866	5.7%
HFC/FTTH revenue generating units	8,011	8,067	8,134	8,169	8,153	(1.7)%
Of which Broadband Internet	3,900	3,852	3,786	3,706	3,626	7.6%
Home ARPU ($)	24.0	24.8	26.4	27.1	28.1	(14.5)%

* KPIs exclude our joint venture in Honduras, which is not consolidated in the Group figures.

Financial indicators

In Q2 2025, revenue declined 5.9% year-on-year to $1,372 million, while service revenue decreased 5.9% to $1,282 million. Excluding currency movements, organic service revenue increased 2.4% year-on-year, with growth in Mobile partially offset by a decline in Fixed and other services. The performance in Fixed reflects declines in Home, however we continue improving customer intake and heading into positive territory.

Adjusted EBITDA was $641 million, up 1.1% year-on-year. Excluding the impact of foreign exchange, Adjusted EBITDA increased 9.3% organically year-on-year. Capex was $155 million in Q2 2025, up 15.1% year-on-year as we are accelerating the execution of Capex to advance revenue generation. As a result, Operating Cash Flow (OCF) declined 2.6% year-on-year to $487 million in Q2 2025 from $500 million in Q2 2024.

6

Earnings Release Q2 2025

Financial Highlights*	Q2 2025	Q2 2024	% change	Organic % change	H1 2025	H1 2024	% change	Organic % change
($m, unless otherwise stated)
Revenue	1,372	1,458	(5.9)%	1.9%	2,746	2,945	(6.8)%	0.2%
Service revenue	1,282	1,362	(5.9)%	2.4%	2,567	2,738	(6.3)%	1.2%
Mobile	768	792	(3.1)%		1,531	1,579	(3.0)%
Fixed and other services	491	548	(10.4)%		990	1,120	(11.6)%
Other	23	22	3.8%		46	39	17.4%
Equipment Revenue	90	96	(5.3)%		180	207	(13.4)%
Adjusted EBITDA	641	634	1.1%	9.3%	1,277	1,266	0.9%	8.1%
Adjusted EBITDA margin	46.7%	43.5%	3.2 pt		46.5%	43.0%	3.5 pt
Capex	155	134	15.1%		286	247	15.8%
OCF	487	500	(2.6)%		990	1,018	(2.8)%

* Service revenue, Adjusted EBITDA, Adjusted EBITDA margin, Capex, OCF and organic growth are non-IFRS measures. See page 10 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Country performance

Commentary in this section refers to performance measured in local currency terms, unless specified otherwise.

•	Guatemala service revenue of $358 million represented year-on-year growth of 1.9%, driven by mobile strategy. Adjusted EBITDA increased 4.1% year-on-year to $228 million, reflecting service revenue growth and effective cost control.

•	Colombia service revenue of $339 million grew 4.9% year-on-year, fueled by growth in Mobile (mainly postpaid) and improvement in B2B and Home, as the latter has returned to positive territory since the pandemic and sustaining strong customer growth for the fourth consecutive quarter, with HFC/FTTH customer net additions of 37,000. Adjusted EBITDA increased 3.6% year-on-year to $136 million, and the Adjusted EBITDA margin was 39.5%, reflecting service revenue growth.

•	Panama service revenue was $170 million, down 0.9% year-on-year due to social unrest as a consequence of the social security reform, which reduced mobility during the quarter and impacted Mobile predominantly, resulting in a slowdown of such business compared to Q1 2025. Adjusted EBITDA grew 2.0% year-on-year to $92 million, and the Adjusted EBITDA margin reached a new record of 51.7%(+3.9 percentage point increase year-on-year), reflecting cost savings from efficiency programs.

•	Paraguay service revenue of $132 million increased 4.6% year-on-year, driven by very strong growth in B2B. Adjusted EBITDA grew 9.2% to $69 million in Q2 2025, and the Adjusted EBITDA margin was 50.5%.

•	Bolivia service revenue increased 7.0%, with positive growth in Mobile and B2B partially offset by a small decline in Home, where we continue to prioritize profitability. Adjusted EBITDA increased 16.7% to $33 million, and the Adjusted EBITDA margin was 45.5%, due to service revenue growth and savings from our efficiency programs.

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Earnings Release Q2 2025

•	Service revenue in our Other markets[4] was flat in U.S. dollar terms, as growth in El Salvador and Nicaragua was offset by performance in Costa Rica. Adjusted EBITDA increased 9.2% in U.S. dollar terms driven by savings from our efficiency program.

•	Service revenue in our Honduras joint venture (not consolidated) grew 5.8% to $145 million, continuing with the solid performance achieved in Q1 2025. Adjusted EBITDA rose 11.0% to $77 million, and the EBITDA margin was 50.4%.

•	Corporate costs and others were $24 million in Q2 2025, down 44% year-on-year, reflecting savings from the efficiency program and some phasing on centrally managed expenses.

ESG highlights

At Millicom, we believe in the power of technology as a fundamental tool for development and equity. Through our social impact programs, we work to bring the opportunities of the digital world to vulnerable communities.

So far in 2025, we have trained 4,000 teachers through Maestr@s Conectad@s, empowered 15,000 women with Conectadas, and reached 26,000 children, parents, and teachers with Conéctate Seguro, promoting the safe and responsible use of the internet.

This year, we also expanded our focus to young people with the launch of Jóvenes Conectados in Paraguay—a program offering free online training with certifications from top universities and global companies, along with immersive experiences that connect high school seniors with the job market. An unprecedented alliance between the Ministry of Education, leading companies, and Tigo will enable this pilot to reach over 30,000 students in its first phase, with plans to scale the program across other markets.

Across all our programs, we are actively working to build strong partnerships with local governments, industry leaders, and other key stakeholders to increase our collective impact. Initiatives like Jóvenes Conectados, Maestr@s Conectad@s, Conectadas, and Conéctate Seguro are being strengthened through these alliances, allowing us to scale our efforts, share resources, and maximize success. We remain committed to expanding these collaborations to bring the benefits of the digital world to even more people across our markets.

__________________

4 Comprised of El Salvador, Nicaragua and Costa Rica

8

Earnings Release Q2 2025

Video conference details

A video conference to discuss these results will take place on August 7 at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 881-2359-5258. Please dial a number base on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

Financial calendar

2024-2025

Date	Event
November 6, 2025	Q3 2025 results

For further information, please contact

Press:	Investors:
Sofia Corral, Communications Director	investors@millicom.com
press@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2025, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

9

Earnings Release Q2 2025

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets;

•	potential disruption due to health crises, including pandemics, epidemics, or other public health emergencies, geopolitical events, armed conflict, and acts by terrorists;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services and alternative technologies;

•	competitive forces,including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the acceleration of cash flow growth, the expansion of our fixed broadband network and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, controls or limits on the purchase of U.S. dollars, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create a new organizational structure for the Tigo Money business and manage it independently to enhance its value;

•	our ability to optimize the utilization and capital structure of our tower assets, and increase our network coverage, capacity and quality of service by focusing capital on other fixed assets;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

10

Earnings Release Q2 2025

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	cybersecurity threats, a security breach or other significant disruption of our IT systems or those of our business partners, suppliers or customers;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Annual Report on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

11

Earnings Release Q2 2025

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: service revenue, Adjusted EBITDA, Adjusted EBITDA Margin, Capex and Equity Free Cash Flow, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Compensation and Talent Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

Adjusted EBITDA is operating profit excluding impairment losses, depreciation and amortization, gains/losses on fixed asset disposals, and early termination of leases.

Adjusted EBITDA Margin represents Adjusted EBITDA in relation to revenue.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits.

Leverage is the ratio of net debt over LTM (last twelve months) Adjusted EBITDA less depreciation of right-of-use assets and Interest expense on leases, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is Adjusted EBITDA less Capex.

Operating Free Cash Flow (OFCF) is Adjusted EBITDA, less cash capex, less spectrum paid, working capital, other non-cash items, and taxes paid.

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Earnings Release Q2 2025

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Please refer to our 2024 Annual Report for a list and description of non-IFRS measures.

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Group

($ millions)	Revenue	Service Revenue	Adjusted EBITDA
	Q2 2025	Q2 2025	Q2 2025
A- Current period	1,372	1,282	641
B- Prior year period	1,458	1,362	634
C- Reported growth (A/B)	(5.9)%	(5.9)%	1.1%
D- FX and other*	(7.8)%	(8.3)%	(8.2)%
E- Organic Growth (C-D)	1.9%	2.4%	9.3%

*Organic growth calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other".

($ millions)	Revenue	Service Revenue	Adjusted EBITDA
	H1 2025	H1 2025	H1 2025
A- Current period	2,746	2,567	1,277
B- Prior year period	2,945	2,738	1,266
C- Reported growth (A/B)	(6.8)%	(6.3)%	0.9%
D- FX and other*	(6.9)%	(7.4)%	(7.3)%
E- Organic Growth (C-D)	0.2%	1.2%	8.1%

*Organic growth is calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other".

Adjusted EBITDA reconciliation

($ millions)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Profit before tax	774	290	121	123	156
Sale of Lati International and Lati Paraguay	(604)	—	—	—	—
Other non-operating income, (expense) net	19	(28)	93	10	9
Net financial expenses	168	161	160	166	180
Other operating income (expense), net	0	(72)	(37)	0	(4)
Share of profit in Honduras joint venture	(13)	(13)	(14)	(14)	(12)
Amortization	75	77	77	78	77
Depreciation	222	220	219	222	228
Adjusted EBITDA	641	636	618	585	634

13

Earnings Release Q2 2025

Adjusted EBITDA margin

($ millions)	Q2 2025	Q2 2024	H1 2025	H1 2024
Adjusted EBITDA	641	634	1,277	1,266
Revenue	1,372	1,458	2,746	2,945
Adjusted EBITDA margin in % (Adj. EBITDA / Revenue)	46.7%	43.5%	46.5%	43.0%

ARPU reconciliations

Mobile ARPU Reconciliation	Q2 2025	Q2 2024	H1 2025	H1 2024
Mobile service revenue ($m)	768	792	1,531	1,579
Mobile service revenue ($m) from non-Tigo customers ($m) *	(15)	(13)	(30)	(27)
Mobile service revenue ($m) from Tigo customers (A)	753	779	1,501	1,552
Mobile customers - end of period (000)	41,764	40,641	41,764	40,641
Mobile customers - average (000) (B) **	41,690	40,661	41,636	40,662
Mobile ARPU (USD/Month) (A/B/number of months)	6.0	6.4	6.0	6.4

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

Home ARPU Reconciliation	Q2 2025	Q2 2024	H1 2025	H1 2024
Home service revenue ($m)	332	376	672	758
Home service revenue ($m) from non-Tigo customers ($m) *	(6)	(7)	(12)	(13)
Home service revenue ($m) from Tigo customers (A)	326	370	660	745
Customer Relationships - end of period (000) **	4,533	4,383	4,533	4,383
Customer Relationships - average (000) (B) ***	4,520	4,388	4,500	4,403
Home ARPU (USD/Month) (A/B/number of months)	24.0	28.1	24.4	28.2

Beginning in Q1 2023 the calculation of Home ARPU now includes equipment rental.

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC/FTTH + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

OCF (Adjusted EBITDA- Capex) Reconciliation

Group OCF	Q2 2025	Q2 2024	H1 2025	H1 2024
Adjusted EBITDA	641	634	1,277	1,266
(-)Capex (Ex. Spectrum)	155	134	286	247
OCF	487	500	990	1,018

14

Earnings Release Q2 2025

Capex Reconciliation

Capex Reconciliation	Q2 2025	Q2 2024	H1 2025	H1 2024
Additions to property, plant and equipment	145	113	257	202
Additions to licenses and other intangibles	20	48	48	138
Of which spectrum and license	10	26	19	93
Capex additions	165	160	306	341
Of which capital expenditures related to headquarters	—	(10)	(2)	(10)
Change in advances to suppliers	11	(6)	17	(5)
Change in accruals and payables for property, plant and equipment	31	22	35	52
Cash Capex	206	176	357	388
Of which spectrum and license	5	22	41	100

15

Earnings Release Q2 2025

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q2 2025	Q2 2024	H1 2025	H1 2024
Net cash provided by operating activities	445	476	794	716
Purchase of property, plant and equipment	(172)	(121)	(305)	(252)
Proceeds from sale of property, plant and equipment	4	—	69	40
Purchase of intangible assets and licenses	(33)	(33)	(81)	(75)
Purchase of spectrum and licenses	(5)	(22)	(41)	(100)
Proceeds from sale of intangible assets	—	—	—	—
Finance charges paid, net	119	136	264	297
Operating free cash flow	359	436	701	626
Interest (paid), net	(119)	(136)	(264)	(297)
Lease Principal Repayments	(45)	(59)	(89)	(101)
Free cash flow	194	241	348	227
Repatriation from joint ventures and associates	24	26	47	42
Equity free cash flow	218	268	395	269
Less: Proceeds from tower divestitures, net of taxes	—	—	42	38
Equity free cash flow - ex divestitures net proceeds	218	268	353	231

* Equity free cash flow does not include Cash Flow from Financing Activities, such as the issuance or repurchase of shares.

Foreign Exchange rates

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q2 25	Q1 25	QoQ	Q2 24	YoY	Q2 25	Q1 25	QoQ	Q2 24	YoY
Bolivia*	BOB	15.49	11.59	(25.2)%	6.91	(55.4)%	15.55	11.73	(24.6)%	6.91	(55.6)%
Colombia	COP	4,199	4,193	(0.1)%	3,935	(6.3)%	4,070	4,193	3.0%	4,148	1.9%
Costa Rica	CRC	509	508	(0.2)%	518	1.9%	508	504	(0.8)%	530	4.4%
Guatemala	GTQ	7.69	7.71	0.3%	7.77	1.1%	7.68	7.71	0.4%	7.77	1.1%
Honduras	HNL	26.01	25.66	(1.3)%	24.76	(4.8)%	26.25	25.75	(1.9)%	24.81	(5.5)%
Nicaragua	NIO	36.62	36.62	—%	36.62	—%	36.62	36.62	—%	36.62	—%
Paraguay	PYG	7,986	7,922	(0.8)%	7,492	(6.2)%	7,784	7,994	2.7%	7,540	(3.1)%

* Refer to the note 2 of the IAS 34 for details on the adoption of the amendments to IAS21.

16

Item 3

Millicom (Tigo) declares $2.50 per share interim dividend to be paid in two equal installments on October 15, 2025 and April 15, 2026

Luxembourg, August 6, 2025 – In line with the press release published on June 13, 2025, the Board of Directors of Millicom International Cellular S.A. (“Millicom”) approved the interim dividend of $2.50 per share, to be paid in two equal installments of $1.25 per share on October 15, 2025 and April 15, 2026. Other important dates and information relating to the Interim Dividend are as follows:

1)	First Installment Interim Dividend Payment

First Installment Interim Dividend Record Date: October 8, 2025. The first installment of the Interim Dividend Payment of $1.25 per share will be paid to shareholders who are registered in the U.S. with Broadridge (including DTCC) on October 8, 2025, at 23.59 CET.

Ex-Dividend Date: October 8, 2025. The last trading day on which shares acquired will be eligible to receive the First Installment Interim Dividend Payment will be October 7, 2025.

Currency: The dividends will be paid in U.S. dollars.

First Installment Interim Dividend Payment: On October 15, 2025.

2)	Second Installment Interim Dividend Payment

Second Installment Interim Dividend Record Date: April 8, 2026. The Second Installment Interim Dividend Payment of $1.25 per share will be paid to shareholders who are registered in the US with Broadridge (including DTCC), on April 8, 2026, at 23.59 CET.

Ex-Dividend Date: April 8, 2026. The last trading day on which shares acquired will be eligible to receive the Second Installment Interim Dividend Payment will be April 7, 2026.

Currency: The dividends will be paid in U.S. dollars.

The Second Installment Interim Dividend Payment Date: On April 15, 2026.

In accordance with Luxembourg income tax law, the payment of the Interim Dividend will be subject to a 15% withholding tax. Millicom will withhold the 15% withholding tax and pay this amount to the Luxembourg tax administration. The Interim Dividend will be paid net of withholding tax. However, under certain conditions a reduced withholding tax rate may apply. Millicom shareholders should consult their tax advisors regarding potential tax implications.

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2025, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: August 8, 2025